May 21, 2019

BY ELECTRONIC TRANSMISSION

Brian Cascio, Accounting Branch Chief,
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

RE:	Danaher Corporation Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 21, 2019 Form 10-Q for the Quarterly Period Ended March 29, 2019 Filed April 18, 2019 File No. 001-08089

Dear Mr. Cascio:

On behalf of Danaher Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Matthew R. McGrew, Executive Vice President and Chief Financial Officer dated May 8, 2019 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (“2018 Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 29, 2019 (“First Quarter 2019 Form 10-Q”), set forth below are the Company’s responses to the Comment Letter.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response.

1.
You disclose that the IRS has proposed significant adjustments to your taxable income for the years 2012 through 2015 with respect to the deferral of tax on certain premium income related to your self-insurance programs. Please explain to us the nature of the premium income and how this is reflected in your financial statements. Also, tell us whether your unrecognized tax benefits include any amounts for the proposed adjustments. We note the significant increase in your unrecognized tax benefits on page 100 of your Form 10-K for the year ended December 31, 2018. Refer to ASC 740-10-50.

Response:

The IRS’ proposed adjustments on the deferral of tax on certain premium income related to self-insurance programs relate to insurance premium income received by Danaher Insurance Company, a wholly-owned U.S. subsidiary of the Company, for insurance coverages provided by Danaher Insurance Company to the Company’s subsidiaries.  For income tax purposes, the recognition of premium income has been deferred in accordance with U.S. tax laws related to insurance.  The IRS is challenging the deferral of premiums received by Danaher Insurance Company for certain types of insurance policies it provides to the Company’s subsidiaries.  The deferred premiums result in a temporary difference between book and tax treatments as the intercompany transaction that yields the premium income is eliminated in consolidation for financial reporting purposes. Accordingly, the related income taxes associated with the temporary difference are reflected in the Company’s balance sheet as long-term deferred tax liabilities and are presented as “Insurance, including self-insurance” in the deferred tax liabilities table in Note 13 to the Company’s Consolidated Financial Statements for the year ended December 31, 2018 (“Note 13”); please refer to page 97 of the 2018 Form 10-K.

The Company has not recorded any provisions with respect to the tax benefits associated with the premium deferrals that are the subject of the IRS’ proposed adjustments as the Company continues to believe that it is more-likely-than-not the Company’s positions taken in its tax returns will be sustained.  However, given the significance of the proposed adjustments, the Company included disclosure of these matters in accordance with ASC 740 in the 2018 Form 10-K.

The increase in unrecognized tax benefits in the 2018 Form 10-K relate to uncertain tax positions involving the application of other legislative changes.  As prescribed in ASC 740, the Company disclosed the gross amounts of the unrecognized tax benefits related to these uncertain tax positions in Note 13 (please refer to page 100 of the Company’s 2018 Form 10-K), under “Additions for tax positions of prior years” in the reconciliation of the beginning and ending amounts of unrecognized tax benefits.

2.
Please explain to us the nature of and amounts related to each of the discrete tax charges that resulted in the significant increase in your effective tax rate in the three months ended March 29, 2019. Refer to ASC 740-270-50.

Response:

The nature and amount of the elements of the discrete tax charges that resulted in the significant increase in the Company’s effective tax rate for the quarter ended March 29, 2019 consists of ($ in millions):

Amount
Provisions for prior period uncertain tax positions and audit settlements	$286
Release of valuation allowance of R&D credits in a certain foreign jurisdiction	(12)
Tax benefit due to final regulations issued during the quarter ended March 29, 2019 related to prior period legislative changes	(20)
Excess tax benefit associated with stock-based compensation	(12)
Total discrete tax charges	$242

The provision for prior period uncertain tax positions and audit settlements includes an additional tax provision for $280 million related to the change in our judgment associated with tax positions for prior periods due to a tax court case decided in the first quarter of 2019 in favor of the taxing authority. This matter is unrelated to the IRS proposed adjustments discussed in the Company’s response to the Staff’s prior comment. While the Company was not a party to the tax court case, the case has fact patterns similar to those at issue in a matter which the Company is currently contesting with the same taxing authority. Based on the results of the case, the Company reassessed its tax position, recorded an uncertain tax position and provided disclosures in accordance with ASC 740 in both Note 11 of the Consolidated Condensed Financial Statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations — Income Taxes, each included in the Company’s First Quarter 2019 Form 10-Q.

* * *

The Company acknowledges that the Company and its management is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions concerning this filing to the undersigned at (202) 828-0850.

Sincerely,

/s/ Robert S. Lutz
Senior Vice President - Chief Accounting Officer

cc:	Thomas P. Joyce, Jr., President and Chief Executive Officer Matthew R. McGrew, Executive Vice President and Chief Financial Officer Brian W. Ellis, Senior Vice President and General Counsel